May 5, 2025

Moore Xin Jin
Director and Chief Executive Officer
Antalpha Platform Holding Company
9 Temasek Boulevard
Suntec Tower 2
#13-02 Singapore, 038989

       Re: Antalpha Platform Holding Company
           Amendment No. 1 to Registration Statement on Form F-1
           Filed April 29, 2025
           File No. 333-286629
Dear Moore Xin Jin:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
General

1. We note your added disclosure on the cover page and on pages 71-72 that Tether has indicated an interest in purchasing an aggregate of up to US$25.0 million of the shares in this offering and that if Tether purchases all of the shares for which it has expressed an interest, such purchases would reduce the available public float for your shares. We also note your disclosures (i) at pages 34 and 135 that you may face indirect competition from Tether, as a stablecoin issuer, and (ii) at page 58 that your loans are typically settled in USDT (issued by Tether) and you are subject to risks related to stablecoins. Please tell us how you considered disclosing any material risks attendant to Tether's potential voting power over your ordinary shares, including any ability to
 May 5, 2025
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       influence the vote on corporate matters, and revise your disclosure as appropriate, or advise otherwise.
        Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or David Lin at 202-551-3552 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Brian V. Breheny, Esq.